EXHIBIT 3.(i).(3)



              CERTIFICATE OF AMENDMENT TO ARTICLE OF INCORPORATION
                         FOR NEVADA PROFIT CORPORATIONS
          (PURSUANT TO NRS 78.385 AND 78-390 - AFTER ISSUANCE OF STOCK)


1. Name of corporation: Bio-One Corporation

2. The articles have been amended as follows (provide article numbers, if available): Article III shall read as follows: The maximum number of shares of stock that this corporation is authorized to have outstanding at any one time is 510,000,000 shares. Of such shares, 500,000,000 shall be common stock having a par value of $0.01 per share. The remaining shares shall be shares of Preferred Stock, par value $0.001 per share. The Preferred Stock may be issued from time to time by authorization of the Board off Directors of this Corporation with such rights, designations, preferences and other terms as the Board of Directors shall determine from time to time.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the Articles of Incorporation have voted in favor of the amendment is: 86%

4. Effective date of filing (optional):

5. Officer Signature (required): /s/ Armand Dauplaise
                                 --------------------

*If any proposed amendment would altar or change any preference or any relative or other right given to any class or series of outstanding shares, than the amendment must be approved by the votes. In addition, to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or sales affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper-fees may cause this filing to be rejected.

SUBMIT IN DUPLICATE